UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

EQV Ventures Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001, per share
(Title of Class of Securities)

G3106N109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons EQV Ventures Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,283,333
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,283,333
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,283,333
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.89%
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares and warrants underlying private placement units (each unit consisting of one Class A ordinary share, par value $0.0001 per share (“Class A ordinary shares”), and one-third of one warrant, each whole warrant exercisable to purchase one Class A ordinary share (“Warrants”)) consisting of (i) 400,000 Class A ordinary shares exercisable 30 days after completion by the Issuer of an initial business combination, (ii) 8,750,000 Class B ordinary shares, par value $0.0001 per share, automatically convertible into Class A ordinary shares exercisable at the time of the Issuer’s initial business combination and (iii) 133,333 Warrants, each exercisable 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on 44,443,333 ordinary shares outstanding as provided by the Issuer.

Item 1(a).	Name of Issuer

EQV Ventures Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1090 Center Drive, Park City, UT 84098

Item 2(a).	Names of Persons Filing

This statement is filed by EQV Ventures Sponsor LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

1090 Center Drive, Park City, UT 84098

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

G3106N109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The reported securities are directly held by EQV Ventures Sponsor LLC. The Reporting Person is governed by a board of managers, which is composed of Tyson Taylor, Jerome C. Silvey, Jr. and Jerome Silvey, III (the “Managers”). Each of the Managers disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The business address of each of these individuals is c/o EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, UT 84098.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

EQV Ventures Sponsor LLC

By:	/s/ Tyson Taylor
Name:	Tyson Taylor
Title:	President and Secretary

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